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February 10, 2015

Mr. Michael Clampitt

Senior Counsel

United States Securities and Exchange Commission

101 F Street, NE

Washington, D.C. 20549

Re:	Enova International, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 5, 2014

File No. 333-199733

Ladies and Gentlemen:

On behalf of Enova International, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the letter of Mr. Michael Clampitt, Senior Counsel, dated January 15, 2015 (the “Comment Letter”), regarding the above-referenced registration statement on Form S-1 (the “Registration Statement”). For your convenience, we have repeated the comment in italics prior to the response.

Registration Statement on Form S-1

1.

We note your response to prior comment 2 in our letter dated November 18, 2014. Based on your response, we are unable to concur with your view that the subject transaction is appropriately characterized as a secondary offering under Rule 415(a)(1)(i). In this regard, we note that prior to November 13, 2014, Cash America was your parent company and owned all of the outstanding shares of your common stock. Given that Cash America was your parent both at the time the instant registration statement (File No. 333-199733) was filed on October 30, 2014 and when you and Cash America entered into the Stockholder’s and Registration Rights Agreement on November 12, 2014, it appears that the transaction represents a primary offering on behalf of the Company. Additionally, we note that pursuant to the Transition Services Agreement, dated November 12, 2014, Cash America will provide to the Company certain services for a transitional period, including, without limitation, the maintenance of existing general ledger accounts and the opening/closing of monthly periods. See Schedule 1 to

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

the Transition Services Agreement. Therefore, certain aspects of the offering continue to cause us to believe that the transaction should be viewed as a primary offering on behalf of the Company and not a secondary offering as contemplated by Rule 415(a)(1)(i). Please revise or advise.

Company Response:

A. Timing of Filing of the Registration Statement and the Entering Into of the Stockholder’s and Registration Rights Agreement

In our discussions with the Staff, the Staff explained that the Staff did not view the offering of the Company’s shares by Cash America International, Inc. (“Cash America”) to be a secondary offering of shares by Cash America but viewed it as a disguised primary offering by the Company because at the time of the filing of the Registration Statement and entering into of the Stockholders’ and Registration Rights Agreement (the “Registration Rights Agreement”) Cash America held all of the stock of the Company and had control over the Company. We advised the Staff that the terms of the Registration Rights Agreement were not unilaterally established by Cash America. We discussed with the Staff that although at that time Cash America held all of the stock of the Company, procedures established by Cash America and extant circumstances resulted in a more robust bargaining as to the terms of the registration rights than the Staff had inferred. The Company respectfully submits that the facts and circumstances discussed in this response letter demonstrate that at the time that the Registration Statement was filed and the Registration Rights Agreement was entered into, the terms of the Registration Rights Agreement and the other four separation-related agreements were negotiated between the parties notwithstanding Cash America’s share ownership.

First, to understand how there could exist a negotiating environment between the Company and Cash America, it is critical to understand the relationship between the Company and Cash America. A culture of separateness existed between the two companies largely because the e-commerce business (conducted through the Company) and the retail services business (conducted through Cash America) are distinct and dissimilar businesses that were operated largely independently prior to the spin-off. Further underpinning the sense of separateness or independence was that the Company’s business was conducted and directed through its own management team from a geographically distinct location. The Company’s headquarters are located in Chicago, Illinois, and Cash America’s headquarters are located in Fort Worth, Texas. This is as a result of the purchase of the Company (then known as

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

CashNetUSA) by Cash America in 2006 from its private owners who had established the Company just three years earlier. Because the businesses were distinct, the Company continued to operate autonomously with no management from Cash America relocated to Chicago to supervise the business. Some services were shared between the companies at various times during the eight years that the Company was owned by Cash America, but many traditional shared services such as human resources, information technology, accounting (except for accounts payable), marketing and legal were managed largely by the Company. In addition, the Company maintained its own management team, had its own chief executive officer, had its own general counsel, and since July, 2014, had its own outside, independent law firm, Kirkland & Ellis LLP, all separate from Cash America.

Second, Cash America and the Company recognized the potential conflict inherent from the fact that the Company was a wholly owned subsidiary negotiating the separation-related agreements with its parent company and that the Company’s interests as a new public company and the interests of its future stockholders could diverge from the interests of Cash America. To assuage these concerns that the Company and Cash America had, Cash America and the Company determined that it was in the best interest of Cash America’s shareholders and the future shareholders of the Company that the Company have an independent board of directors prior to the spin-off to review, consider and approve, among other things, the separation-related agreements and the Registration Statement.1 The members of the board of directors were personally recruited by the Company’s Chief Executive Officer, with assistance from the recruiting firm Crist Kolder Associates pursuant to a letter agreement signed on March 10, 2014. On October 1, 2014, Cash America, in its capacity as sole stockholder of the Company, elected seven directors to serve as the Company’s board of directors, five of whom are outside, independent directors, one of whom is the Company’s Chief Executive Officer and the other is Daniel R. Feehan, Cash America’s chief executive officer. The five outside, independent directors were identified and slated to become independent directors by the Chief Executive Officer of the Company and they have no relationship or prior involvement or business dealings

[1]

While one might infer that management of the Company had little leverage in the negotiations since they were ultimately employees of Cash America, this would be too narrow of a view of the circumstances. The buy-in and support of Company management for the spin-off was considered by Cash America to be critical to the feasibility of the spin-off. As a result, in negotiating the separation-related agreements, Cash America solicited and sought to address concerns and changes proposed by Company management and its counsel to avoid jeopardizing the success of the spin-off (which Cash America believed could be jeopardized if key employees terminated their employment with the Company prior to the spin-off due to their dissatisfaction with the process of preparing separation-related agreements and the terms themselves).

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

with Cash America. Mr. Feehan was asked by the Company’s Chief Executive Officer to join the Company’s Board so that the Company could have the benefit of Mr. Feehan’s industry experience and not as a representative of Cash America. As discussed in the timeline below, it is this board of directors who reviewed, considered and, at a board meeting held on October 14, 2014, approved the separation-related agreements and the filing of the Registration Statement and who signed the Registration Statement. Furthermore, the Company respectfully advises the Staff that no person from Cash America attended this meeting of the Company’s board of directors, except for Mr. Feehan. Mr. Feehan attended in his capacity as a director of the Company and not in his capacity as an officer of Cash America. The meeting was attended by all seven directors, certain individuals from the Company’s management team, including the Company’s general counsel, and the Company’s outside legal counsel from Kirkland & Ellis LLP. 2

In connection with the spin-off, the Company and Cash America entered into five separation-related agreements to govern the relationship of the Company and Cash America after the spin-off was completed. These agreements were described in the Company’s December 4, 2014 response letter. The terms of these agreements were not unilaterally established by Cash America. To the contrary, Cash America furnished drafts of these agreements to the Company’s management for their review, consideration and comment, and the Company and Cash America exchanged comments and proposed changes and engaged in multiple discussions to negotiate the terms of these agreements. During this process, the Company was represented by its own outside legal counsel and its separate in-house general counsel in the negotiations of these agreements.

[2]	This process established by the Company and Cash America is commonly employed to address interested party transactions to remove any conflict taint. For example, see Section 144 of the Delaware General Corporation Law that provides that no contract between a corporation and another corporation in which one or more of its directors or officers are directors and officers or have a financial interest shall be void or voidable if the material facts are disclosed and the board or committee in good faith authorizes the contract or transaction by the affirmative vote of the disinterested directors. Here, the disinterested directors of the Company served to overcome any potential conflict with Cash America, and the Company respectfully submits that despite the ownership of the Company by Cash America, the disinterested approval should overcome the Staff’s concerns regarding Cash America’s control of the Company at the time the Registration Statement was filed and the Registration Rights Agreement was entered into.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

In addition to the foregoing background on the Company’s historical relationship with Cash America, the Company believes that the following facts and circumstances are helpful in better understanding the timeline and steps that were involved in the preparation, negotiation and approval of the separation-related agreements, the Registration Statement and certain other documents and demonstrate that the agreements were not predetermined by Cash America, but rather, they were the result of negotiations between the Company and its advisors and Cash America and its advisors.

August 29, 2014	Cash America’s in-house legal counsel delivers drafts of the Separation and Distribution Agreement (the “Separation Agreement”), the Tax Matters Agreement and the Registration Rights Agreement to the Company’s general counsel and certain members of the Company’s management team for their review and input.

September 4, 2014	The Company’s general counsel delivers drafts of the Separation Agreement, the Tax Matters Agreement and the Registration Rights Agreement to the Company’s outside law firm, Kirkland & Ellis LLP, seeking their comments and input to these draft agreements.

September 7, 2014	The Company’s Director of Tax delivers to Cash America’s Vice President of Tax Administration comments to the Tax Matters Agreement.

September 8, 2014	The Company’s general counsel receives comments and proposed changes from Kirkland & Ellis LLP to the Registration Rights Agreement and the Separation Agreement and sends to Cash America’s in-house legal counsel (i) comments and proposed changes to the Registration Rights Agreement prepared by the Company’s general counsel and Kirkland & Ellis LLP and (ii) comments and proposed changes to the Separation Agreement prepared by the Company’s general counsel, the Company’s chief financial officer and Kirkland & Ellis LLP.

September 9, 2014	The Company’s general counsel distributes to Cash America comments and proposed changes to the Tax Matters Agreement prepared by the Company and Kirkland & Ellis LLP.

September 9, 2014	Cash America’s in-house legal counsel modifies the Registration Rights Agreement and Separation Agreement in response to proposed changes received from the Company and Kirkland & Ellis LLP and distributes revised drafts to the Company.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

September 12, 2014	Hunton & Williams LLP, Cash America’s outside counsel, modifies the Tax Matters Agreement in response to proposed changes received from the Company. Cash America’s Vice President of Tax Administration distributes a revised draft of the Tax Matters Agreement to the Company.

September 12, 2014	The Company’s Director of Tax distributes to Cash America comments and proposed changes to the Tax Matters Agreement prepared by the Company. The Company’s Director of Tax and Cash America’s Vice President of Tax Administration negotiate and discuss terms of the Tax Matters Agreement.

September 12, 2014	The Company’s chief financial officer and general counsel engage in discussions with Cash America’s in-house legal counsel and Hunton & Williams LLP regarding provisions in the Registration Rights Agreement and the Separation Agreement. The Company and Cash America work to come to final agreement on the terms of the form of Registration Rights Agreement and Separation Agreement in order that the final forms of those agreements could be filed with Amendment No. 1 to the Form 10 Registration Statement (the “Form 10”). Amendment No. 1 to the Form 10, which included the forms of Registration Rights Agreement and Separation Agreement, was not filed until sign off of the forms by the Company’s general counsel and chief financial officer.

September 15, 2014	The Company’s Director of Tax sends Cash America’s Vice President of Tax Administration proposed changes to the Tax Matters Agreement prepared by the Company and Kirkland & Ellis LLP.

September 16, 2014	The Company’s Director of Tax, Kirkland & Ellis LLP, Cash America’s Vice President of Tax Administration and Cash America’s counsel, Hunton & Williams LLP, have a conference call to discuss and negotiate proposed changes by the Company and Kirkland & Ellis LLP to the Tax Matters Agreement.

September 20, 2014	Cash America’s in-house legal counsel delivers a draft of the Company’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, and Corporate Governance Principles to the Company’s general counsel and Chief Executive Officer for their review and input.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

September 24, 2014	Cash America’s in-house legal counsel delivers a draft of the Transition Services Agreement to the Company’s general counsel and certain members of the Company’s management team for their review and input.

September 25, 2014	The Company’s general counsel distributes to Cash America comments and proposed changes from the Company’s general counsel and Kirkland & Ellis LLP to the Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Corporate Governance Principles.

September 26, 2014	Cash America’s in-house legal counsel revises the Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Corporate Governance Principles to reflect the Company’s and Kirkland & Ellis LLP’s changes and delivers revised drafts to the Company’s in-house legal counsel for review and input.

September 26, 2014	Cash America’s in-house legal counsel delivered a revised draft of the Tax Matters Agreement prepared by Hunton & Williams LLP to the Company’s chief financial officer, general counsel and Vice President of Tax Administration for their review and input.

September 29, 2014	The Company’s general counsel delivered the draft of the Transition Services Agreement to Kirkland & Ellis LLP for their review and input.

September 29, 2014	The Company’s Director of Tax provides additional comments to the Tax Matters Agreement prepared by the Company and Kirkland & Ellis LLP. Cash America’s Vice President of Tax Administration and the Company’s Director of Tax discuss final changes to the Tax Matters Agreement.

September 30, 2014	Cash America’s in-house legal counsel delivered a draft of the Tax Matters Agreement revised by Hunton & Williams LLP to the Company’s chief financial officer, general counsel and Director of Tax. The Company and Cash America give final approval to the form of Tax Matters Agreement.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

September 30, 2014	The Company’s general counsel distributes to Cash America comments and proposed changes to the Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Corporate Governance Principles from the Company and Kirkland & Ellis LLP and these documents are finalized.

October 1, 2014	The Company’s general counsel distributes comments and proposed changes from the Company’s senior management team and Kirkland & Ellis LLP to the Transition Services Agreement to Cash America’s in-house legal counsel.

October 1, 2014	Cash America, in its capacity as sole stockholder of the Company, executes a written consent of the sole stockholder electing seven directors to serve as the Company’s board of directors, five of whom are outside, independent directors, one of whom is the Company’s Chief Executive Officer and the other is Daniel R. Feehan, Cash America’s chief executive officer.

October 1, 2014	Cash America modifies the Transition Services Agreement in response to changes received from the Company and Kirkland & Ellis LLP and the Company’s financial printer distributed a revised draft of the Transition Services Agreement to the Company for further review and input.

October 2, 2014	The Company’s general counsel delivered to Cash America’s in-house legal counsel proposed changes to the Transition Services Agreement prepared by the Company’s chief financial officer. The Company’s general counsel and Cash America’s in-house legal counsel discuss the Transition Services Agreement and agree on the final form, subject to the completion of the description of services.

October 2, 2014	Amendment No. 2 to the Form 10, which included the forms of Transition Services Agreement and Tax Matters Agreement, was filed with the Commission only after receipt of final sign off on the forms of Transition Services Agreement and Tax Matters Agreement by the Company’s general counsel.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

October 6, 2014	Cash America’s in-house legal team delivered a draft of the Software Lease and Maintenance Agreement (“Software Lease Agreement”) to the Company’s in-house legal team and certain members of the Company’s management team for their review and input.

October 9, 2014	The Company’s general counsel delivered the draft of the Software Lease Agreement to its outside intellectual property law firm, Forde, LLP for their review and input.

October 10, 2014	The Company’s general counsel distributes comments and changes from the Company’s senior management team and Forde, LLP to the Software Lease Agreement to Cash America’s in-house legal counsel.

October 10, 2014	Cash America in-house legal counsel distributes a draft of the Registration Statement to the Company’s general counsel.

October 12, 2014	Cash America modifies the Software Lease Agreement in response to changes received from the Company and Forde LLP and distributes a revised draft of the Software Lease Agreement to the Company for its further review and input.

October 13, 2014	The Company sent Cash America a revised Software Lease Agreement. Following discussion between the Company and Cash America the form of Software Lease Agreement was approved.

October 14, 2014	The Company holds a board of directors meeting that was attended by all seven directors, members of management from the Company and Kirkland & Ellis LLP in which the board, among other things, (1) authorized the filing of the Form 10, (2) authorized amendments to the Company’s certificate of incorporation and bylaws, (3) established board committees and the presiding outside director, (4) evaluated and determined director independence, (5) approved board committee charters and Company policies, (6) approved compensation matters, (7) authorized the Separation Agreement, Tax Matters Agreement, Transition Services Agreement, Registration Rights Agreement and the Software Lease Agreement, (8) discussed compliance matters and approved compliance related policies, and (9) approved the preparation, filing and execution of the Registration Statement.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

October 16, 2014	The Company requested that Cash America expand the scope of the Transition Services Agreement and Cash America agreed to such request.

October 22, 2014	Cash America’s board of directors authorizes the distribution, sets the record date and the distribution date.

October 22, 2014	The New York Stock Exchange certifies to the Commission its approval for listing and registration of the Company’s common stock.

October 24, 2014	The Form 10 (File No. 001-35503) is effective as of 2:00 p.m. Eastern time.

October 29, 2014	The Company’s general counsel and senior management team provide comments to the Registration Statement. The Registration Statement is revised based on comments received from the Company and Cash America and is finalized.

October 30, 2014	The Company’s stock begins trading on a “when issued” basis on the New York Stock Exchange.

October 30, 2014	The Registration Statement (which was signed by the Company’s board of directors) is filed with the Commission.

November 3, 3014	The Company requested that Cash America expand the scope of the Transition Services Agreement to include providing certain additional services. Cash America and the Company discussed the scope of services.

November 4, 2014	Cash America accepted the revised scope of services prepared by the Company.

The foregoing timeline does not reflect every communication between the Company and Cash America related to the negotiations of the separation-related agreements. Rather, the timeline is intended to provide the Staff with a representative list of the majority of negotiations and dialogue between the Company and Cash America related to finalizing the separation-related agreements.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

While there were many changes made to the separation-related agreements during the course of the negotiations, the Company would like to draw to the Staff’s attention a change made to Section 8.4 of the Separation Agreement that is one example of a highly negotiated provision resolved in the Company’s favor after extensive negotiations, which conflicts with an inference that Cash America unilaterally forced agreements on the Company. In Section 8.4, Cash America originally proposed that the Company agree to register the shares of common stock of the Company retained by Cash America (the “Shares”) on a Form S-3.3 CD&I 203.16 requires that in order for a spun-off entity to rely on its parent’s reporting history for purposes of filing a Form S-3 or a Form S-3ASR, such spun-off entity would need to comply with Items 308(a) and 308(b) of Regulation S-K in the first annual report that it files. Cash America’s proposed draft of the Separation Agreement included a covenant in Section 8.4(d)4 that the Company would fully comply with Items 308(a) and 308(b) of Regulation S-K in its first annual report on Form 10-K

[3]	The Company believes that it is eligible to register securities on Form S-3 because it is able to satisfy the reporting history requirement based on Cash America’s reporting history, in accordance with the conditions discussed under Questions 8 and 9 of Staff Legal Bulletin No. 4, relating to spin-offs. See Securities Act Form Compliance and Disclosure Interpretation Question 203.16 (“C&DI 203.16”). The Company believes that it meets the conditions discussed under Questions 8 and 9 of C&DI 203.16 because (i) the spin-off met all of the conditions in Question 4 of C&DI 203.16, (ii) Cash America is current in its Securities and Exchange Act of 1934 (the “Exchange Act”) reporting requirements, and (iii) the Company has substantially the same assets, business, and operations as Cash America’s e-commerce segment about which Cash America has reported extensive segment data and other financial and narrative disclosure in its Exchange Act periodic reports for at least 12 months before November 13, 2014. On that basis, the Company respectfully submits that it is eligible to consider Cash America’s reporting history and, as such, the Company presently meets the requirements for filing a registration statement on Form S-3.
[4]	The covenant in Section 8.4 that was proposed by Cash America and objected to by the Company provided as follows:

(d) Compliance with Items 308(a) and 308(b) of Regulation S-K. Enova shall fully comply with Items 308(a) and 308(b) of Regulation S-K in Enova’s first annual report on Form 10-K to be filed by Enova with the SEC under the Exchange Act, notwithstanding the instructions to Items 308(a) and 308(b) which would otherwise permit Enova to not comply with such Items until it either had been required to file an annual report pursuant to Section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the SEC for the prior fiscal year.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

to be filed by the Company with the Commission under the Exchange Act, notwithstanding the instructions to Items 308(a) and 308(b) which would otherwise not require compliance by the Company with such Items until it either had been required to file an annual report pursuant to Section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year. The Company, however, did not want to be required by agreement with Cash America to comply with Items 308(a) and 308(b) of Regulation S-K in the first annual report that it files, and instead wished to avail itself of the one year transition period, thereby making the Company ineligible to use Form S-3. Cash America conceded to the Company’s position and ultimately agreed to the Company’s changes, even though the change was materially adverse to Cash America and means that the Company will not be eligible to use Form S-3 to register the Shares following the filing of the Company’s Annual Report on Form 10-K for its year ended December 31, 2014. This is the reason why the instant Registration Statement was filed on Form S-1 instead of a registration statement on Form S-3.

In the Comment Letter, the Staff gives significant weight to the fact that “Cash America was your parent at the time the instant registration statement … was filed on October 30, 2014 and when you and Cash America entered into the Stockholder’s and Registration Rights Agreement on November 12, 2014.” The Company respectfully submits that the characterization that Cash America was the Company’s parent is not a complete characterization of the relationship between the Company and Cash America because that characterization does not take into account the full circumstances that existed at these times. Specifically, when the Registration Statement was filed: (i) the Company’s shares had already been registered under the Securities Exchange Act of 1934; (ii) Cash America’s board of directors had already declared a dividend to its shareholders of 80% of the Company’s outstanding common stock; (iii) Cash America had issued a press release on October 23, 2014 announcing that its board of directors had approved the spin-off of the Company into an independent and separate public company and announcing the record and payment date; (iv) the Company’s common stock was already trading on a “when issued” basis on the New York Stock Exchange; and (v) the Registration Statement was reviewed, approved and signed by the Company’s independent board of directors prior to filing with the Commission. Eighty percent (80%) of Cash America’s ownership of the Company’s outstanding common stock when the Registration Statement was filed was transient, with the dividend completed just 14 days later, and as such, under these circumstances, the Company respectfully submits that the Staff should not give any substantial weight to the fact that Cash America was technically still the parent of the Company at the time the Registration Statement was filed. Stated another way, Cash America’s ownership of the Company’s outstanding common stock at the time of the filing of the Registration Statement should not be given undue weight since 80% of the Company’s shares

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

were subject to Cash America’s already announced dividend of those shares. Similarly, the characterization that Cash America was the parent of the Company at the time that the Registration Rights Agreement was entered into should not be given undue weight for these same reasons and since the negotiations of the separation-related agreements involved give and take and meaningful discussions and negotiations between the Company and Cash America to reach final agreements and the separation-related agreements were reviewed and approved by the Company’s independent board of directors. The Company believes that the determinative factor is that, at the time of the offer and sale of the Shares, the Shares will be offered and sold by Cash America and, at that time, the Company will not then be (and is not currently) a subsidiary of Cash America.

Furthermore, the Staff has stated that whether a purported secondary offering is a primary offering is “a difficult factual question”5 and, as the Staff has discussed with us, the contours of a disguised primary offering is a gray or uncertain area. Based on our research of Staff C&DI’s, comment letters and commentators regarding how the Staff will apply the six factor test set forth in C&DI 612.096, we understand that the Staff has taken the position that for certain issuers, a resale registration might not be available in connection with the registration of securities originally sold to investors in a “PIPE” (private investment in public equity) transaction. In a number of Staff comment letters, the Staff raised the possibility that the private placement and the subsequent sales by the selling security holders caused the purported secondary offering to instead be characterized as a disguised primary offering. The Staff looked at the facts and circumstances of each case based on the six factors set forth in C&DI 612.09 in determining whether the transaction was a disguised primary offering. In this context, “[a]s a guidepost, and not a bright line test, the Staff has indicated that it will subject PIPE transactions resulting in the issuance of shares in excess of 33% of the issuer’s pre-transaction total shares (held by non-affiliates) to closer scrutiny … In fact, of all of the factors that should be considered, offering

[5]	Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”).
[6]

C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors: (i) how long the selling shareholders have held the shares; (ii) the circumstances under which the selling shareholders have received the shares; (iii) the relationship of the selling shareholders to the issuer; (iv) the number of shares being sold; (v) whether the selling shareholders are in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Each of these factors was discussed in detail in our December 4, 2014 response letter.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

size is the most significant.”7 Given the present gray contours of the disguised primary offering doctrine, we respectfully submit it would be an inappropriate extension of the disguised primary offering doctrine to the proposed offering and subject this and other transactions to this doctrine which involve far less than 33% of the issuer’s float.

After disregarding the 685,087 shares covered by the Registration Statement for the restricted stock units and deferred director shares which are not being registered for sale “at the market”, only 18% of the Company’s issued and outstanding shares are being registered for resale at the market by Cash America. Furthermore, as a result of the spin-off, 80% of the Company’s shares are held by the public stockholders (“public float”). We have not been able to find any Commission authority that would apply the disguised primary offering doctrine to an issuer with an 80% public float that is actively traded where the shares proposed to be registered for secondary sale involved only 18% of the outstanding shares. We believe that the disguised primary offering theory has been applied when shares to be registered represent a disproportionately large amount of securities in relation to the issuer’s pre-transaction float.8 We respectfully submit that to apply the doctrine to the instant transaction would take the disguised primary offering doctrine to unchartered territory and not address the abuses that were intended to be addressed by the disguised primary offering doctrine. Specifically, the Company respectfully submits that it is not logical to conclude that Cash America distributed 80% of the shares of the Company to its public shareholders in the spin-off last November in order to permit it to sell 18% of its shares “at the market” in reliance on Rule 415(a)(1)(i) and in such circumstances, the Company respectfully submits that the spin-off and the secondary sale of shares by Cash America should not be viewed as a single plan of financing and, as such, the disguised primary offering doctrine should not be applied.9

[7]	See “When a Primary is not a Primary” by Anna Pinedo and James Tanenbaum published in International Financial Law Review May 2007.
[8]	We understand that the Commission has reasoned that, due to the magnitude (i.e. over 33% of the public float) of the shares to be registered, a purported secondary is in fact a primary offering.
[9]	We would agree with the Staff that a spin-off of 18% of a company’s shares to the public followed by a secondary sale of 80% of that company’s shares could be considered a single plan of financing through the sale of the 80% block, which the 18% spin-off facilitated by creating a public market in the shares. This example is analogous to the transaction described in C&DI 612.14, but this is not analogous to Cash America’s 80% spin since a spin-off of 80% of a company should not be treated as a single plan of financing to enable the sale of an 18% block.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

We have also reviewed a series of Staff Comment letters in which the Staff raised the possibility that a purported secondary offering was a disguised primary offering, focusing largely on whether the shares to be sold were held by affiliates of the issuer. Where the registrant had established that the shareholder seeking to sell the shares on a secondary basis was not an affiliate of the registrant at the time of the offering, the Staff has allowed the registration of the shares in reliance on Rule 415(a)(1)(i).10 We respectfully submit that the disguised primary offering doctrine historically has not been applied by the Staff in circumstances, such as that here, where the selling stockholder is not an affiliate at the time of the offering but was an affiliate at the time the Registration Statement was filed.11

During our call with the Staff, the Staff made reference to the filing of a previous registration statement by the Company, which was later withdrawn, as a basis to assert that the registration of the shares by Cash America in this Registration Statement was part of a single plan of financing and indicated that this factor would provide some justification for application of the disguised primary offering doctrine. The registration statement that the Staff referred to was filed on September 15, 2011, nearly three years before the Company’s Form 10 for the spin-off was filed on July 31, 2014 and more than three years before the instant Registration

[10]	See U.S Silica Holdings, Inc. Registration Statement on Form S-3 (File No. 333-186406); KAR Auction Services, Inc. Registration Statement on Form S-3 (File No. 333-174038); WNS (Holdings) Limited Registration Statement on Form F-3 (File No. 333-177250); and Orion Acquisition Corp. II Registration Statement on Form SB-2 (File No. 333-122431).
[11]

As discussed in detail in the letter, dated December 4, 2014, to the Staff in response to its comment letter dated November 18, 2015, Cash America is not an affiliate of the Company because, among other reasons: (i) Cash America does not have any voting power with respect to any of shares of Company common stock that it holds, since it has granted a proxy to the Company to vote all of its shares in proportion to the votes cast by the Company’s other stockholders; (ii) Cash America does not have any contractual rights conferring upon it the power to direct or cause the direction of the management and policies of the Company by contract; (iii) there is no overlapping management personnel; (iv) Cash America has agreed with the Internal Revenue Service, in connection with obtaining its private letter ruling regarding the Spin-off, that, to the extent that the Company and Cash America interact, they would do so under commercially reasonable terms similar to those that would be agreed to by third parties negotiating at arm’s-length, (v) Cash America does not have the right, whether by contract or otherwise, to elect any members of the Company’s Board of Directors, and in circumstances such as that here, where Cash America has no voting power or contractual right to cause the election of Mr. Feehan, Cash America’s chief executive officer, to the Company’s Board of Directors, Cash America should not be deemed a controlling person of the Company based on Mr. Feehan’s membership on the Company’ Board of Directors, and (vi) Mr. Feehan is just one of seven directors of the Company and does not serve on the Board’s Audit Committee, Nominating and Corporate Governance Committee or any other committee of the Company’s Board of Directors.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

Statement was filed on October 31, 2014. That previous registration statement sought to register shares of the Company’s stock for a primary offering and not a secondary offering by Cash America, thus, it is different than the instant Registration Statement. That registration statement was withdrawn on July 25, 2012, over two years prior to the filing of both the Company’s Form 10 and the instant Registration Statement. Given the lapse of a significant period of time between the filing and withdrawal of the prior registration statement and the filing of the instant Registration Statement, we respectfully submit that the prior filing was too long ago to consider it a part of a single plan of financing for purposes of now determining the secondary sale of shares by Cash America covered by the instant Registration Statement is a disguised primary offering.

B. Services Provided Under the Transition Services Agreement

The Staff has identified some services provided by Cash America to the Company under the Transition Services Agreement.12 In the Comment Letter, the Staff noted that the fact that Cash America provides the Company with certain services for a transitional period, such as the “maintenance of existing general ledger accounts and the opening/closing of monthly periods,” was indicia of Cash America’s control over the Company.

The Company respectfully submits that the services Cash America provides to the Company are ministerial services that in no way give Cash America the power to direct or cause the direction of the management and policies of the Company. These services are administrative and maintenance-type services that are independent from the general day-to-day accounting of the Company. The Staff specifically noted that under the Transition Services Agreement, Cash America is providing the following services to the Company: “the maintenance of existing general ledger accounts and the opening/closing of monthly periods.” The maintenance of general ledger accounts by Cash America is an administrative function and consists of adding

[12]

Like the Registration Rights Agreement and other separation-related agreements, the Transition Services Agreement was negotiated by Company management and its legal advisors with Cash America and its legal advisors and was reviewed and approved by the Company’s independent board of directors at the meeting of the Company’s board held on October 14, 2014. Pursuant to the Transition Services Agreement, Cash America agreed to provide the Company, on a transitional basis, certain information systems support generally consistent with similar services provided by Cash America to the Company before the separation and distribution at a fee of $18,000 per month plus reimbursement of Cash America’s out-of-pocket expenses. This fee is intended to allow Cash America to recover the costs directly associated with providing these services, with nominal profit. The Company expects that it will complete the transition of these services on or before 12 months following the spin-off.

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

new accounts and account descriptions and “activating” these accounts and setting up cost centers (that allow the Company to record financial information by legal entity) in the general ledger system. This process does not involve any accounting or management decisions and is only done when the Company makes a request. The opening/closing of monthly periods consists of accessing Cash America’s accounting software and choosing an option to either open or close a period. Whenever the Company tells Cash America to open or close a period, a Cash America employee accesses the accounting software and chooses an option to either open or close the period. (The opening process is analogous to opening a previously saved file through Microsoft Word for another person, and the closing process is analogous to closing and locking (or saving as read-only) a file in Microsoft Word for another person once the other person is finished editing it.)

In addition, Cash America processes invoices for the Company to pay its third-party vendors (which is done through Cash America’s accounts payable system). The Company provides its accounts payable invoices to Cash America, and Cash America merely enters these invoices into its accounts payable system and ensures that the payments are made by the Company. This is a data entry process that is performed by an accounting clerk at Cash America, and the validity of the data, the approval of the payments and ensuring the data is accounted for properly is the responsibility of the Company. This is the only function that Cash America performs that could be considered part of general day-to-day accounting of the Company because the accounting system accounts for these expenses when they are entered into the system. The process to perform this task does not include viewing any financial data of the Company; moreover, the Cash America accounting personnel who perform this task do not have access to any general ledger data other than accounts payable. These are the primary services that are still being performed by Cash America, and a number of the services set forth on Schedule 1 to the Transition Services Agreement have been completed and are no longer being performed by Cash America for the Company.

To the extent that the Staff is concerned that the performance of these services allow Cash America to direct the management and policies of the Company, we respectfully advise the Staff that the nature of the services listed in the Transition Services Agreement are not the sort of services that can be viewed as involving Cash America in the management and policies of the Company. In fact, the scope of services provided under the Transition Services Agreement was primarily driven by the Company and is the result of an assessment of required transition support conducted by its management. Based on this information, the Company respectfully submits that none of these services amount to anything substantial or that could be considered involvement of

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

Cash America in the direction of management and policies of the Company. In particular, there is nothing in the Transition Services Agreement which requires the Company to use Cash America to perform these services, since they are merely available at the Company’s option and can be discontinued in whole or in part by the Company at any time upon 30 days prior written notice to Cash America; provided, however, that the Company shall be liable to Cash America for all costs and expenses Cash America remains obligated to pay in connection with, and attributable to, the provision of the discontinued services.

The services that are provided by Cash America do not require or permit anyone from Cash America to make any type of management level decision. Rather, Cash America employees involved in performing these services simply enter in the data, process the account payable requests, provide the necessary technical support, etc., much like other third-party service providers perform for the Company on a day-to-day basis. Neither the Company nor Cash America has authority to contract for or bind the other.

The Company respectfully submits that it has found no case law, Staff interpretation materials or Staff no action letters that indicate that providing services of the types covered by the Transition Services Agreement pursuant to any type of transition services agreement amounts to control by the service provider.

In our discussions with the Staff, the Staff expressed concerns that the services performed under the Transition Services Agreement give Cash America employees access to non-public financial information of the Company. Cash America has reviewed the accounting software and determined that certain senior level accounting personnel do currently have access to non-public financial information of the Company. Since the Company was a wholly-owned subsidiary of Cash America for ten and one-half months of the fiscal year ended December 31, 2014, Cash America needs access to certain historical financial information of the Company to close out its accounting books for the fiscal year ended December 31, 2014. Cash America has determined that it will no longer need access to this information after February 28, 2015. At that time, Cash America’s access to the Company’s financial information will be “turned off”. Cash America has informed the Company that it understands that, in the event the Shares are registered on the Registration Statement, Cash America cannot offer or sale the Shares if it is in possession of non-public financial information. Therefore, Cash America has informed the Company that it has determined that only one of Cash America’s manager-level accounting personnel will have access to the Company’s non-public financial information after February 28, 2015, and this employee will be “walled off” from any person making an investment decision related to the Shares. None of Cash America’s director-level employees and above, which includes its officers, will have access

United States Securities and Exchange Commission

Mr. Michael Clampitt

February 10, 2015

to the Company’s non-public financial information through the Company’s accounting software. Cash America’s board of directors will establish a committee of the board of directors who will make the investment decisions concerning the sale of the Shares. This committee will not include Mr. Feehan since he is a member of the Company’s board of directors. This committee will not have access to any of the Company’s non-public financial information, and each of Mr. Feehan and the manager-level accounting employee will be prohibited from disclosing any of the Company’s non-public financial information to anyone at Cash America, Cash America’s board of directors or the investment subcommittee of Cash America’s board of directors referenced above and are subject to the Company’s insider trading policy.

C. Conclusion

As discussed with the Staff, the contours of disguised primary offerings are not well defined. The Company respectfully submits that the Staff should give consideration to the facts and circumstances discussed above, particularly the fact that Cash America proactively put in place safeguards to mitigate control of the Company prior to the spin-off.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,

/s/ L. Steven Leshin
L. Steven Leshin

cc:	Lisa M. Young, Esq.
Kirkland & Ellis LLP